UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description PrimaryBid Offer dated 18 July 2023

THIS ANNOUNCEMENT IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, THE REPUBLIC OF SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH PUBLICATION, RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL.

FURTHER, THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION.

THIS ANNOUNCEMENT AMOUNTS TO A FINANCIAL PROMOTION FOR THE PURPOSES OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("FSMA") AND HAS BEEN APPROVED BY PRIMARYBID LIMITED WHICH IS AUTHORISED AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY (FRN 779021).

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

18 July 2023
ARGO BLOCKCHAIN PLC

("Argo" or "the Company")

PrimaryBid Offer

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Argo announces a conditional offer for subscription of new Ordinary Shares via PrimaryBid;
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The Issue Price for the new Ordinary Shares is 10 pence per new Ordinary Share representing a discount of approximately 14 per cent. to the 30 trading day VWAP of the Company's existing Ordinary Shares for the period ended on 18 July 2023, and a discount of 25.92 per cent to the closing mid-price of the Company's Ordinary Shares on 18 July 2023;
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The PrimaryBid Offer is available to both existing shareholders and new investors;
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Investors can access the PrimaryBid Offer through PrimaryBid's website and on PrimaryBid's app;
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Investors can also participate through PrimaryBid's extensive network of retail brokers, wealth managers and investment platforms (subject to such partners' participation), which includes AJ Bell, Hargreaves Lansdown and interactive investor;
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Applications for new Ordinary Shares through participating partners can be made from tax efficient savings vehicles such as ISAs or SIPPs, as well as General Investment Accounts (GIAs). Some partners may only accept applications from existing shareholders;
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There is a minimum subscription of £250 per investor in the PrimaryBid Offer;
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No commission will be charged to investors by PrimaryBid on applications to the PrimaryBid Offer.

PrimaryBid Offer

Argo Blockchain PLC, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce, a conditional offer for subscription of new ordinary shares of £0.001 each in the capital of the Company (Ordinary Shares) via PrimaryBid at an issue price of 10 pence per new Ordinary Share (the Issue Price), being a discount of approximately 14 per cent. to the 30 trading day VWAP of the Company's existing Ordinary Shares for the period ended on 18 July 2023, and a discount of 25.92 per cent to the closing mid-price of the Company's Ordinary Shares on 18 July 2023 (the PrimaryBid Offer).

The Company is also conducting a placing of new Ordinary Shares at the Issue Price by way of an accelerated bookbuilding process (the Placing) as announced earlier today.

The PrimaryBid Offer is conditional on the new Ordinary Shares to be issued pursuant to the PrimaryBid Offer and the Placing being admitted to the standard listing segment of the Official List of the Financial Conduct Authority and admitted to trading on the main market for listed securities of London Stock Exchange plc (Admission). Admission is expected to take place on or before 8.00 a.m. on 24 July 2023.

The PrimaryBid Offer will not be completed without the Placing also being completed, but the Placing is not conditional on the PrimaryBid Offer.

The proceeds of the proposed Placing and PrimaryBid Offer (Capital Raise) will be used to reduce the Company's outstanding indebtedness and to pursue strategic growth projects.

The Company currently has approximately £59.1 million of debt outstanding, including approximately £25.0 million owed to Galaxy Digital under an asset-backed loan and approximately £31.4 million of senior unsecured notes. The Company believes that using a portion of the proceeds to reduce its indebtedness will be accretive to shareholders by reducing interest expense and strengthening the balance sheet.

The Company is evaluating a number of novel opportunities with power generators to help capture the full economic value of their stranded or underutilized energy. A portion of the proceeds from the Capital Raise will be used to pursue growth projects of this nature, which the Company believes will create long term shareholder value.

The Company operates two mining facilities located in Quebec and Texas and has offices in the US, Canada and the UK. The Company aims to provide efficient and cost-effective mining operations by utilising renewable energy sources.

Reason for the PrimaryBid Offer

While the Placing has been structured as a non-pre-emptive offer within the Company's existing authorities from shareholders for non-pre-emptive offers so as to minimise cost, complexity and time to completion, the Company has a significant and valued retail investor base and is therefore pleased to provide retail investors with the opportunity to participate in the PrimaryBid Offer, so as to enable access to Placing Shares at the same time and price as institutional investors.

Existing shareholders and new investors can access the PrimaryBid Offer through PrimaryBid's website and on PrimaryBid's app. The PrimaryBid app is available on the UK Apple App Store and Google Play Store.

Investors can also participate through PrimaryBid's extensive partner network of investment platforms, retail brokers and wealth managers, subject to such partners' participation. Participating partners include:

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AJ Bell;
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Hargreaves Lansdown; and
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interactive investor.

Applications for new Ordinary Shares through participating partners can be made from tax efficient savings vehicles such as ISAs or SIPPs, as well as GIAs. Some partners may only accept applications from existing shareholders.

After consideration of the various options available to it, the Company believes that the separate PrimaryBid Offer is in the best interests of shareholders, as well as wider stakeholders in the Company.

The PrimaryBid Offer will open to investors resident and physically located in the United Kingdom following the release of this Announcement. The PrimaryBid Offer is expected to close at 8.00 p.m. on 18 July 2023 and may close early if it is oversubscribed.

There is a minimum subscription amount of £250 per investor in the PrimaryBid Offer.

The Company reserves the right to scale back any order at its discretion. The Company and PrimaryBid reserve the right to reject any application for subscription under the PrimaryBid Offer without giving any reason for such rejection.

Investors who apply for new Ordinary Shares through PrimaryBid's website or PrimaryBid's app will not be charged any fee or commission by PrimaryBid. It is vital to note that once an application for new Ordinary Shares has been made and accepted via PrimaryBid, an application cannot be withdrawn.

Investors wishing to apply for new Ordinary Shares through their investment platform, retail broker or wealth manager using their ISA, SIPP or GIA should contact them for details of the process, their terms and conditions and any relevant fees or charges.

The new Ordinary Shares to be issued pursuant to the PrimaryBid Offer will be issued free of all liens, charges and encumbrances and will, when issued and fully paid, rank pari passu in all respects with the new Ordinary Shares to be issued pursuant to the Placing and the Company's existing Ordinary Shares.

For further information on PrimaryBid, the PrimaryBid Offer or for a copy of the terms and conditions (including the procedure for application and payment for new Ordinary Shares) that apply to registered users of PrimaryBid in addition to the terms and conditions set out in this Announcement, visit www.PrimaryBid.com or email PrimaryBid at enquiries@primarybid.com.

Brokers wishing to offer their customers access to the PrimaryBid Offer and future PrimaryBid transactions, should contact partners@primarybid.com.

Important notices

The PrimaryBid Offer is offered under the exemptions from the need for a prospectus allowed under the FCA's Prospectus Regulation Rules. As such, there is no need for publication of a prospectus pursuant to the Prospectus Regulation Rules, or for approval of the same by the Financial Conduct Authority (as competent authority under Regulation (EU) 2017/1129 as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

The PrimaryBid Offer is not being made into the United States, Australia, Canada, the Republic of South Africa, Japan or any other jurisdiction where it would be unlawful to do so.

This Announcement is not for publication or distribution, directly or indirectly, in or into the United States of America. This Announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

This Announcement and the information contained herein, is restricted and is not for publication, release or distribution, directly or indirectly, in whole or in part, in or into Australia, Canada, the Republic of South Africa, Japan or any other jurisdiction in which such publication, release or distribution would be unlawful.  Further, this Announcement is for information purposes only and is not an offer of securities in any jurisdiction.

Investors should make their own investigations into the merits of an investment in the Company. Nothing in this Announcement amounts to a recommendation to invest in the Company or amounts to investment, taxation or legal advice.

It should be noted that a subscription for new Ordinary Shares and investment in the Company carries a number of risks. Investors should consider the risk factors set out in the Company's 2022 Annual Report, on www.PrimaryBid.com and the PrimaryBid app before making a decision to subscribe for new Ordinary Shares. Investors should take independent advice from a person experienced in advising on investment in securities such as the new Ordinary Shares if they are in any doubt.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 July, 2023	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer By: /s/ Davis Zapffe Name: Davis Zapffe Title: General Counsel